Exhibit 99.1

GW PHARMACEUTICALS PLC

GW Pharmaceuticals plc

Condensed consolidated income statement

Three months ended 30 June 2018 and 2017

		30 June		30 June		30 June
	Notes	2018		2018		2017
		$000’s		£000’s		£000’s
Revenue	3	3,457		2,623		2,412
Cost of sales		(1,741)		(1,321)		(1,110)
Research and development expenditure		(24,503)		(18,592)		(27,936)
Sales, general and administrative expenses		(35,158)		(26,677)		(11,751)
Net foreign exchange gain/(loss)		21,825		16,560		(8,410)
Operating loss		(36,120)		(27,407)		(46,795)
Interest expense		(303)		(230)		(266)
Interest and other income		1,452		1,102		456
Loss before tax		(34,971)		(26,535)		(46,605)
Tax (expense)/benefit	4	(734)		(557)		6,247
Loss for the period		(35,705)		(27,092)		(40,358)

Loss per share – basic and diluted		(10.5	c)	(8.0	p)	(13.3	p)
Loss per ADS – basic and diluted(1)		(126.0	c)	(96.0	p)	(159.6	p)

Weighted average ordinary shares outstanding (in millions) – basic and diluted				338.6		303.9

All activities relate to continuing operations.

(1) Each ADS represents 12 ordinary shares

Condensed consolidated statement of comprehensive loss

For the three months ended 30 June 2018 and 2017

	30 June 2018 £000’s	30 June 2017 £000’s
Loss for the period	(27,092)	(40,358)
Items that may be reclassified subsequently to profit or loss
Exchange gain/(loss) on retranslation of foreign operations	959	(508)
Other comprehensive gain/(loss) for the period	959	(508)
Total comprehensive loss for the period	(26,133)	(40,866)

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GW Pharmaceuticals plc

Condensed consolidated income statement

Nine months ended 30 June 2018 and 2017

		30 June		30 June		30 June
	Notes	2018		2018		2017
		$000’s		£000’s		£000’s
Revenue	3	14,154		10,740		6,095
Cost of sales		(4,440)		(3,369)		(2,512)
Research and development expenditure		(107,608)		(81,650)		(80,007)
Sales, general and administrative expenses		(81,321)		(61,704)		(27,725)
Net foreign exchange loss		(801)		(608)		(583)
Operating loss		(180,016)		(136,591)		(104,732)
Interest expense		(923)		(700)		(509)
Interest and other income		4,783		3,629		1,042
Loss before tax		(176,156)		(133,662)		(104,199)
Tax (expense)/benefit	4	(4,014)		(3,046)		13,878
Loss for the period		(180,170)		(136,708)		(90,321)

Loss per share – basic and diluted		(54.7	c)	(41.5	p)	(29.8	p)
Loss per ADS – basic and diluted(1)		(656.4	c)	(498.0	p)	(357.6	p)

Weighted average ordinary shares outstanding (in millions) – basic and diluted				329.6		303.4

All activities relate to continuing operations.

(1) Each ADS represents 12 ordinary shares

Condensed consolidated statement of comprehensive loss

For the nine months ended 30 June 2018 and 2017

	30 June 2018 £000’s	30 June 2017 £000’s
Loss for the period	(136,708)	(90,321)
Items that may be reclassified subsequently to profit or loss
Exchange gain/(loss) on retranslation of foreign operations	19	(267)
Other comprehensive gain/(loss) for the period	19	(267)
Total comprehensive loss for the period	(136,689)	(90,588)

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GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Nine months ended 30 June 2018 and 2017

		Share
	Share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2016	302	556,477	19,538	(177,827)	398,490
Exercise of share options	2	88	-	-	90
Share-based payment transactions	-	-	-	8,141	8,141
Loss for the period	-	-	-	(90,321)	(90,321)
Deferred tax attributable to unrealized share option gains	-	-	-	(251)	(251)
Other comprehensive loss	-	-	(267)	-	(267)
Balance at 30 June 2017	304	556,565	19,271	(260,258)	315,882

Balance at 1 October 2017	304	556,570	18,822	(297,521)	278,175
Exercise of share options	2	-	-	-	2
Issue of share capital	33	223,037	-	-	223,070
Expense of new equity issue	-	(911)	-	-	(911)
Share-based payment transactions	-	-	-	15,742	15,742
Loss for the period	-	-	-	(136,708)	(136,708)
Deferred tax attributable to unrealized share option gains	-	-	-	2,202	2,202
Other comprehensive gain	-	-	19	-	19
Balance at 30 June 2018	339	778,696	18,841	(416,285)	381,591

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GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 30 June 2018 and 30 September 2017

		As at 30 June	As at 30 June	As at 30 September
	Notes	2018	2018	2017
Non-current assets		$000’s	£000’s	£000’s
Goodwill		6,866	5,210	5,210
Other intangible assets		2,855	2,166	1,049
Property, plant and equipment		65,768	49,903	43,666
Deferred tax asset		11,287	8,564	6,282
		86,776	65,843	56,207
Current assets
Inventories	5	26,333	19,981	4,244
Taxation recoverable		2,499	1,896	20,072
Trade receivables and other assets		23,367	17,730	11,217
Cash and cash equivalents		440,190	334,005	241,175
		492,389	373,612	276,708
Total assets		579,165	439,455	332,915
Current liabilities
Trade and other payables	6	(52,876)	(40,121)	(33,119)
Current tax liabilities		(2,558)	(1,941)	(838)
Obligations under finance leases		(282)	(214)	(205)
Deferred revenue		(1,074)	(815)	(2,307)
		(56,790)	(43,091)	(36,469)

Non-current liabilities
Trade and other payables	6	(11,602)	(8,803)	(9,256)
Obligations under finance leases		(6,053)	(4,593)	(4,755)
Deferred revenue		(1,815)	(1,377)	(4,260)
Total liabilities		(76,260)	(57,864)	(54,740)
Net assets		502,905	381,591	278,175

Equity
Share capital		447	339	304
Share premium account		1,026,255	778,696	556,570
Other reserves		24,831	18,841	18,822
Accumulated deficit		(548,628)	(416,285)	(297,521)
Total equity		502,905	381,591	278,175

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GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the nine months ended 30 June 2018 and 2017

	Nine months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June
	2018	2018	2017
	$000’s	£000’s	£000’s
Loss for the period	(180,170)	(136,708)	(90,321)
Adjustments for:
Interest and other income	(4,783)	(3,629)	(1,042)
Interest expense	923	700	509
Tax expense/(benefit)	4,014	3,046	(13,878)
Depreciation of property, plant and equipment	6,190	4,697	3,781
Impairment of property, plant and equipment	-	-	95
Reversal of impairment of property, plant and equipment	-	-	(216)
Amortization of intangible assets	480	364	168
Net foreign exchange losses	800	607	583
(Decrease)/increase in provision for inventories	(477)	(362)	80
Decrease in deferred signature fees	(4,169)	(3,163)	(1,097)
Share-based payment charge	20,743	15,742	8,141
Loss on disposal of property, plant and equipment	149	113	605
	(156,300)	(118,593)	(92,592)
(Increase)/decrease in inventories	(20,789)	(15,774)	52
Increase in trade receivables and other assets	(3,033)	(2,301)	(1,914)
Increase/(decrease) in trade and other payables and deferred revenue	9,305	7,061	(1,279)
Research and development tax credits received	26,509	20,114	21,679
Income taxes paid	(2,562)	(1,944)	(1,277)
Net cash outflow from operating activities	(146,870)	(111,437)	(75,331)
Investing activities
Interest received	2,205	1,673	970
Purchases of property, plant and equipment	(22,399)	(16,996)	(12,989)
Purchase of intangible assets	(1,730)	(1,313)	(468)
Net cash outflow from investing activities	(21,924)	(16,636)	(12,487)
Financing activities
Proceeds on exercise of share options	3	2	91
Proceeds of new equity issue	293,987	223,070	-
Expenses of new equity issue	(1,201)	(911)	(134)
Interest paid	(923)	(700)	(729)
Repayment of fit out funding	(384)	(291)	(748)
Repayment of obligations under finance leases	(202)	(153)	(160)
Net cash inflow/(outflow) from financing activities	291,280	221,017	(1,680)
Effect of foreign exchange rate changes on cash and cash equivalents	(144)	(114)	(810)
Net increase/(decrease) in cash and cash equivalents	122,342	92,830	(90,308)
Cash and cash equivalents at beginning of the period	317,848	241,175	374,392
Cash and cash equivalents at end of the period	440,190	334,005	284,084

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2018

1. Significant accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements for the three and nine month periods ended 30 June 2018 and 30 June 2017 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 – “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union. These statements were approved by the Board on 7 August 2018.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2017 was derived from the audited financial statements.

The significant accounting policies and methods of computation adopted in the preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2017 in accordance with IFRS, as issued by the IASB and as adopted by the European Union. These condensed consolidated interim financial statements include all adjustments necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not adopted early any standard, interpretation or amendment that was issued but is not yet effective.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Condensed Consolidated Balance Sheet as at 30 June 2018, the Condensed Consolidated Income Statement and the Condensed Consolidated Cash Flow Statement for the three and nine months ended 30 June 2018 have been translated into U.S. dollars at the rate on 30 June 2018 of $1.31792 to £1.0000. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

Going concern

At 30 June 2018 the Group had cash and cash equivalents of £334.0 million. The Directors have considered the financial position of the Group, its cash position and forecast cash flows for the 12-month period from the date of this report when considering going concern. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business. In the light of this review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a 12-month period from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing these financial statements.

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2018

2. Segmental Information

Operating Segments

In accordance with IFRS 8 – “Operating Segments”, the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the Group, has been identified as a sub-group of the Executive Leadership Team (ELT), consisting of those members charged with executive management of the Group’s business activities.

During the first quarter of financial year ended 30 September 2018, the Group’s research and collaboration agreement with Otsuka Pharmaceuticals was terminated by mutual agreement. As part of this process, the rights to develop and commercialize Sativex in the United States were returned to the Group. As a result of this, the recognition of certain advance payments and deferred signature fee income balances in the Income Statement was accelerated on the basis that no further obligations remain to be fulfilled by the Group. The Group’s CODM considered that, following this termination, the nature of the Group’s operations has changed such that a review of operating segments was performed. The results of this identified that reporting a single operating segment has become appropriate, and reflects the Group’s strategy of discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. Accordingly, the information required under IFRS 8 “Operating Segments”, including the respective comparative information, has been presented for the single operating segment in Note 3 below.

The Group has licensing agreements for the commercialization of Sativex® with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel, Emerge Health Pty. Ltd. in Australasia and Malaysia and Ipsen Biopharm Ltd. in Latin America (excluding Mexico and the Islands of the Caribbean). Revenues include product sales, royalties, license, collaboration and technical access fees, and development and approval milestone fees.

3. Revenue

Revenues arising from the Group’s activities during the period were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2018	2017	2018	2017

	£000’s	£000’s	£000’s	£000’s
Product sales	2,281	1,790	5,972	4,427
Research and development fees	138	236	1,494	459
License, collaboration and technical access fees	204	276	3,163	1,099
Development milestones	-	110	111	110
	2,623	2,412	10,740	6,095

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2018

3. Revenue (continued)

Revenues from the Group’s major customers, ranked according to the results of the nine month current period, are included within revenue as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2018	2017	2018	2017
	£000’s	£000’s	£000’s	£000’s
Customer A	1,651	1,535	4,485	3,556
Customer B	137	306	4,042	668
Customer C	583	398	1,515	1,174
Customer D	101	114	323	121

Geographical analysis of revenue by destination of customer:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2018	2017	2018	2017
	£000’s	£000’s	£000’s	£000’s
UK	533	374	1,492	1,196
Europe (excluding UK)	1,651	1,528	4,484	3,846
United States	-	196	3,693	300
Canada	277	204	662	384
Asia	162	110	409	369
	2,623	2,412	10,740	6,095

4. Tax (expense)/benefit

	Three months ended	Three months ended	Nine months ended	Nine months ended
	30 June	30 June	30 June	30 June
	2018	2017	2018	2017
	£000’s	£000’s	£000’s	£000’s
Current period research and development tax credit	-	(5,568)	-	(12,789)
Adjustments in respect of prior year tax credit	(26)	(541)	(82)	(732)
Deferred tax credit	(1,053)	(355)	(2,150)	(355)
Reclassification of amounts previously charged to equity	1,966	(251)	2,226	(251)
Current period tax (credit)/charge	(330)	468	3,052	249
Total charge/(credit) for the period	557	(6,247)	3,046	(13,878)

In the nine months ended 30 June 2018, the Group recognized the impact of The Tax Cuts and Jobs Act (the Act), which was signed into law on 22 December 2017, and thus enacted at this date.

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2018

4. Tax (expense)/benefit (continued)

With effect from 1 October 2017, the Group is also no longer able to qualify tax credits in respect of the Small and Medium sized enterprises (SME) R&D relief under the Finance Act 2000. The Group now qualifies for the Research and Development Expenditure Credit (RDEC), available to large enterprises in the UK. An above-the-line RDEC credit of £0.4 million has been recorded within Interest and Other Income for the three months ended 30 June 2018 and £1.9 million within Interest and Other Income for the nine months ended 30 June 2018.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the asset to be recovered.

5. Inventories

	30 June	30 September
	2018	2017
	£000’s	£000’s
Raw materials	578	199
Work in progress	18,894	3,379
Finished goods	509	666
	19,981	4,244

Inventory is stated net of a provision for inventories, calculated in accordance with the Group’s accounting policy. The movement in the provision for inventories is as follows:

£000’s
Opening balance – as at 1 October 2016	118
Write-down of inventories to net realizable value	136
Write off of inventories included in the provision	(169)
Reversal of write-down of inventories	(55)
Closing balance as at 30 June 2017	30

Opening balance – as at 1 October 2017	41
Write-down of inventories to net realizable value	17,140
Write off of inventories included in the provision	(162)
Reversal of write-down of inventories	(16,778)
Closing balance as at 30 June 2018	241

During the current period, and after notification by the FDA of the Group’s successful submission of a New Drug Application, capitalization of Epidiolex-related plant material commenced. This inventory was subject to a full provision until FDA approval was received on 25 June 2018. We have determined that this presents clear evidence to indicate an increase in the net realizable value and therefore the provision can be reversed for the element of inventory expected to be fully commercialized.

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GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Three and nine months ended 30 June 2018

6. Trade and other payables

	30 June	30 September
	2018	2017
	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	26,389	19,335
Trade payables	6,701	5,807
Clinical trial accruals	4,667	5,520
Other taxation and social security	1,934	2,032
Fit out funding	410	389
Onerous lease provision	20	36
	40,121	33,119
Amounts falling due after one year
Fit out funding	7,646	7,957
Other creditors and accruals	1,157	1,288
Onerous lease provision	-	11
	8,803	9,256

Fit out funding represents £8.1 million (30 September 2017: £8.3 million) owed to the Group’s landlord reflecting the liability to repay the £7.8 million of fit out funding received to fund the expansion and upgrades to manufacturing facilities and associated interest of £2.6 million (30 September 2017: £2.2 million), net of payments to date of £2.2 million (30 September 2017: £1.7 million).

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